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CORRECTIONS CORPORATION                                             NEWS RELEASE
OF AMERICA
                                                Contact:   Peggy Wilson Lawrence
                                                                  (615) 292-3100

                  CCA EXPANDS WITH TWO INDUSTRY ACQUISITIONS

NASHVILLE, Tenn., Aug. 21, 1995 - Corrections Corporation of America (NYSE:
CXC) announced two independent agreements that will expand its operations by eight facilities and 3,946 beds and add approximately $24 million in annual revenues.

         On Aug. 18, CCA and Corrections Partners, Inc. (CPI) finalized an acquisition granting 700,000 shares of restricted CCA stock to the holders of privately-held CPI. CCA's closing price on Friday of $42.63 makes the transaction worth approximately $30 million. The acquisition will be accounted for as a pooling-of-interests.

         CPI currently operates four facilities in four states totaling 1,060 beds. It has contracts to manage, when built, another three facilities in three states totaling 1,886 beds for total beds under contract of 2,946.

         In a separate transaction, CCA signed an agreement to take over the 1,000-bed Eden Detention Center in Eden, Tex. When the deal is finalized in late September, an economic development authority for the city of Eden will take title to the real estate with CCA retaining the right to manage the facility, which houses federal inmates for the Bureau of Prisons. Eden Detention Center is currently owned and run by independent operator Roy Burnes.

         CCA Chairman and CEO Doctor R. Crants explained why the company was receptive when approached in both cases. "We were keenly interested in these opportunities for a variety of reasons," he said. "The CPI transaction gives us an important foothold in three new states. Additionally, CPI's high-security juvenile facilities will support our recently expanded business development strategy that focuses on the juvenile market.
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         "The Eden Detention Center adds a facility to CCA's portfolio that meets our parameters for scope of work and profitability and broadens our base of business with the Bureau of Prisons," Crants continued. "We believe both transactions hold significant earnings potential for CCA in 1996 and beyond."

         At June 30, CPI had assets totaling $5 million and annualized net income of $600,000 on revenues of $11 million.

         CPI currently operates a 768-bed medium-security prison in Hinton, Okla., a 48-bed juvenile detention center in Nashville, Tenn., a 140-bed juvenile detention center in Vincennes, Ind. and a 104-bed boot camp in Oswego, Kan. Under construction are a 1,034-bed medium-security prison in Greenwood, Miss. and a 100-bed high-security juvenile facility in Okeechobee, Fla. A 752-bed medium-security prison in Walsenburg, Col. is newly under contract.

         CPI, founded in 1991 and headquartered in Nashville, Tenn., employs 420 people. Plans call for CPI's facilities to continue operating with existing management and staff, with consolidation of the CPI corporate functions into CCA's corporate office.

         CCA manages prisons and other correctional institutions for governmental agencies. The company is the industry leader in private sector corrections with 25,405 beds in 43 facilities under contract in 11 U.S. states, Puerto Rico, Australia and the United Kingdom. CCA provides a full range of services that includes finance, design, construction, renovation and management of new or existing facilities.